Exhibit 99.1

AMBIPAR PARTICIPAÇÕES E EMPREENDIMENTOS S.A. – EM RECUPERAÇÃO JUDICIAL Publicly Held Company CNPJ/MF No. 12.648.266/0001-24 NIRE No. 35.300.384.466 | CVM Code 2496-1	ENVIRONMENTAL ESG PARTICIPAÇÕES S.A. – EM RECUPERAÇÃO JUDICIAL Publicly Held Company CNPJ/MF No. 09.527.023/0001-23 NIRE No. 35.300.412.923|CVM Code 2627-1

MATERIAL FACT

Agreements Executed with Certain Creditors

AMBIPAR PARTICIPAÇÕES E EMPREENDIMENTOS S.A. – EM RECUPERAÇÃO JUDICIAL (B3: AMBP3) (“Ambipar”) and ENVIRONMENTAL ESG PARTICIPAÇÕES S.A. – EM RECUPERAÇÃO JUDICIAL (“ESG” and, together with Ambipar, the “Companies”), in strict compliance with the provisions of the Brazilian Securities and Exchange Commission (“CVM”) Resolution No. 44, dated August 23, 2021, as amended, and Article 157, paragraph 4, of Law No. 6,404/76, dated December 15, 1976, as amended (“Brazilian Corporations Law”), hereby inform their shareholders and the general public as follows:

Execution of a Restructuring Support Agreement (the “Support Agreement”)

After months of negotiations with certain creditors holding a majority stake of the Green Notes (collectively, the "Supporting Creditors"), maturing in 2031 and 2033, issued by a subsidiary of Ambipar, these creditors formally decided to support the restructuring of Ambipar's and certain of its direct and indirect subsidiaries' indebtedness ("Ambipar Group"), through the execution of the Support Agreement, which consolidates the main terms of the Green Notes restructuring that will be implemented, primarily, within the scope of the judicial reorganization plan ("Plan").

The Support Agreement represents, for the Ambipar Group, a significant advance in building a robust consensus between the Ambipar Group and the Supporting Creditors, reinforcing the prospect of implementing a joint, definitive and balanced solution for the restructuring of its indebtedness.

The management of the Ambipar Group, which includes, among others, Messrs. Tércio Borlenghi Jr. (Chief Executive Officer) and Thiago da Costa Silva (Chief Financial Officer), will continue to lead operations following implementation of the Support Agreement, in accordance with the governance structure and its respective controls under the terms established in the Support Agreement.

Ambipar informs that it will continue to make efforts to obtain additional creditor accessions to the proposed financial restructuring, keeping its shareholders and the market at large duly informed of relevant developments.

Execution of Amendment to Debt Agreement with Itaú BBA

The Companies inform that satisfactory terms have been reached for the execution, through certain subsidiaries, of a certain Amended and Restated Loan Agreement (the "Amended and Restated Financing Agreement"), entered into with Itaú BBA International PLC, intended, essentially, for the extension of past-due debt.

Background and Next Steps of the Proceeding

As widely disclosed, on October 20, 2025, the Companies and certain subsidiaries filed a request for judicial reorganization before the 3rd Business Court of the Judicial District of the Capital of the State of Rio de Janeiro, the processing of which was granted on October 30, 2025. In parallel, Ambipar Emergency Response, an indirect subsidiary of Ambipar, filed a concurrent proceeding under Chapter 11 of the U.S. Bankruptcy Code before the United States Bankruptcy Court for the Southern District of Texas, Houston Division.

Full implementation of the agreed terms is subject to conditions precedent customary for transactions of this nature, including, without limitation: (a) the negotiation, approval and execution of the definitive documents, including compliance with the other conditions and obligations set forth in the Support Agreement and the Amended and Restated Financing Agreement, as applicable; (b) obtaining the Companies' corporate approvals; (c) approval of the Plan at the creditors' general meeting; (d) judicial confirmation of the Plan; (e) obtaining the other applicable regulatory approvals; and (f) macroeconomic, operational and market factors that may affect the Ambipar Group's ability to implement the foregoing.

Management understands that this step represents a significant milestone in advancing the company's restructuring, seeking to preserve the continuity of the Ambipar Group's operations for the benefit of its customers, employees and business partners.

Availability of Information

The blowout materials related to the Support Agreement and the Amended and Restated Financing Agreement have been disclosed, as well as information shared with the Supporting Creditors during the negotiations, the disclosure of which was previously agreed upon, which are available on the Companies' investor relations websites (electronic address https://ri.ambipar.com/en/judicial-reorganization-documents/), as well as on the CVM's website.

São Paulo, July 8, 2026.

AMBIPAR PARTICIPAÇÕES E EMPREENDIMENTOS S.A. – EM RECUPERAÇÃO JUDICIAL	ENVIRONMENTAL ESG PARTICIPAÇÕES S.A. – EM RECUPERAÇÃO JUDICIAL

Renato Ferreira dos Santos

Investor Relations Officer